TEVA ANNOUNCES EXCLUSIVE LAUNCH OF GENERIC AXIRON®
IN THE UNITED STATES

Jerusalem, August 18, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of generic Axiron®1 (testosterone) topical solution CIII, 30 mg/1.5 mL, in the U.S.

Testosterone topical solution CIII is a prescription medicine used to treat adult males who have low or no testosterone due to certain medical conditions. It is supplied in a metered dose pump with an underarm applicator.

“We are pleased with the result in the district court, which has helped Teva add yet another product to our industry-leading generic portfolio, providing savings to our customers and to patients,” said Andy Boyer, Teva’s President and CEO, Global Generic Medicines, North America. “Teva continues to lead the industry in bringing new generic products to the U.S. market.”

Teva is committed to strengthening its generics business through continued investment in complex, high-quality products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva product.

Axiron® had annual sales of approximately $247 million in the U.S., according to IMS data as of May 2017.

About Testosterone Topical Solution CIII
Testosterone topical solution is indicated for replacement therapy in males for conditions associated with a deficiency or absence of endogenous testosterone:

Primary hypogonadism (congenital or acquired): testicular failure due to conditions such as cryptorchidism, bilateral torsion, orchitis, vanishing testis syndrome, orchiectomy, Klinefelter’s syndrome, chemotherapy, or toxic damage from alcohol or heavy metals. These men usually have low serum testosterone concentrations and gonadotropins (FSH, LH) above the normal range.

Hypogonadotropic hypogonadism (congenital or acquired): gonadotropin or luteinizing hormone-releasing hormone (LHRH) deficiency or pituitary-hypothalamic injury from tumors, trauma, or radiation. These men have low testosterone serum concentrations but have gonadotropins in the normal or low range.

Limitations of use: Safety and efficacy of testosterone topical solution in men with “age-related hypogonadism” (also referred to as “late-onset hypogonadism”) have not been established. Safety and efficacy of testosterone topical solution in males less than 18 years old have not been established.

Due to lack of controlled studies in women and potential virilizing effects, testosterone topical solution is not indicated for use in women.

Important Safety Information
WARNING: SECONDARY EXPOSURE TO TESTOSTERONE. Virilization has been reported in children who were secondarily exposed to topical testosterone products. Children should avoid contact with unwashed or unclothed application sites in men using testosterone topical solution. Healthcare providers should advise patients to strictly adhere to recommended instructions for use.

Testosterone topical solution is contraindicated in men with carcinoma of the breast or known or suspected carcinoma of the prostate. Testosterone topical solution is contraindicated in women who are, or who may become pregnant, or who are breastfeeding. Testosterone topical solution may cause fetal harm when administered to a pregnant woman. Testosterone topical solution may cause serious adverse reactions in nursing infants. If a pregnant woman is exposed to testosterone topical solution, she should be apprised of the potential hazard to the fetus.

Other serious risks include: worsening of benign prostatic hyperplasia, potential risk of prostate cancer, polycythemia, venous thromboembolism, cardiovascular risk, potential for adverse effects on spermatogenesis, hepatic adverse effects, edema, gynecomastia, sleep apnea, changes in serum lipid profile, hypercalcemia, and decreased thyroxine-binding globulin.

Testosterone has been subject to abuse, typically at doses higher than recommended for the approved indication and in combination with other anabolic androgenic steroids. Anabolic androgenic steroid abuse can lead to serious cardiovascular and psychiatric adverse reactions.

In clinical trials, the most common adverse reactions (incidence greater than 4%) were skin application site reactions, increased hematocrit, headache, diarrhea, vomiting, and increased serum prostate specific antigen (PSA).

For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Axiron®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of testosterone topical solution;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	AXIRON is a registered trademark of Eli Lilly and Company.